EXHIBIT 99.3

SCHEDULE “A”

Form 51-102F6
Statement of Executive Compensation
(for the year ended December 31, 2009)

AVINO SILVER & GOLD MINES LTD.

For purposes of this Statement of Executive Compensation, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)
each of the Company’s three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers as at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(d)
any additional individuals for whom disclosure would have been provided under (c) except that the individuals was not serving as an officer of the Company at the end of the most recently completed financial year;

Each a “Named Executive Officer” (“NEO”).

Based on the foregoing definition, during the last completed fiscal year of the Company, there were two (2) Named Executive Officers, namely, its CEO, Louis Wolfin and its CFO, Lisa Sharp.

1)   COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have a compensation program other than paying base salaries, incentive bonuses, and incentive stock options to the NEOs.  The Company recognizes the need to provide compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive’s level of responsibility.  The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals.  The objectives of incentive bonuses in the form of cash payments are designed to add a variable component of compensation, based on corporate and individual performances for executive officers and employees.  No incentive bonuses were paid to executive officers and employees during the most recently completed fiscal year. The objectives of the stock option are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Company.  Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

The Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services.  Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

The process for determining executive compensation relies solely on Board discussions with the input from and upon the recommendations of the Compensation Committee, without any formal objectives criteria and analysis.

Actual compensation will vary based on the performance of the executives relative to the achievement of goals and the price of the Company’s securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance.
Incentive Bonuses	Cash payment to add variable component to compensation	Based on corporate and individual performances of key personnel.
Incentive Stock Option (all NEOs)	Equity grants are made in the form of stock options. The amount of grant will be dependent on individual and corporate performance.	Retain qualified leaders, motivate strong business performance.

2)   SUMMARY COMPENSATION TABLE

The following table sets forth particulars concerning the compensation paid or accrued for services rendered to the Company in all capacities during the most recently completed financial year ended December 31, 2009 of the Company to its NEOs:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($) (*)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Louis Wolfin CEO and Director	2009	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Lisa Sharp CFO	2009	$19,800	NIL	NIL	NIL	NIL	NIL	NIL	$19,800

* The methodology used to calculate the grant date fair value is the last closing price of the Company’s Listed Shares before the date of the stock option grant less the exercise price.

Annual Base Salary

Base Salary for the NEOs are determined by the Board upon the recommendation of the Compensation Committee and its recommendations are reached primarily by comparison of the remuneration paid by other reporting issuers with the same size and industry and with publicly available information on remuneration that the Compensation Committee feels is suitable.

The Annual Base Salary paid to the NEOs shall, for the purpose of establishing appropriate increases, be reviewed annually by the Board upon the recommendation of the Compensation Committee thereof as part of the annual review of executive officers.  The decision on whether to grant an increase to the executive’s base salary and the amount of any such increase shall be in the sole discretion of the Board and Compensation Committee thereof.

Long Term Incentive Plan (LTIP)

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year ended December 31, 2009.

Option Based Award

An Option Based Award is in the form of the grant of an incentive stock option.  The objective of the incentive stock option is to reward NEOs’, employees’ and directors’ individual performance at the discretion of the Board of directors upon the recommendation of the Compensation Committee.  The plan currently used by the Company is 2009 Stock Option Plan.

The Company currently maintains a formal stock option plan (the “Plan”), under which stock options have been granted and may be granted to purchase a number equal to 10% of the Company’s issued capital from time to time.  For details of the option plan please refer to “Particulars of Matters to be Act Upon” in the Information Circular.

The 2009 Stock Option Plan is administered by the Compensation Committee pursuant to the 2009 Stock Option Plan.  The process the Company uses to grant option-based awards to executive officers is upon the recommendations of the Compensation Committee to the Board of Directors.

The role of the Compensation Committee is to recommend to the Board the compensation of the Company’s directors and the NEOs which the Committee feels is suitable.

All previous grants of option-based awards are taken into account when considering new grants.

3)   INCENTIVE PLAN AWARDS

Outstanding share-based awards and option-based awards

The following table sets forth the options granted to the NEOs to purchase or acquire securities of the Company outstanding at the end of the most recently completed financial year ended December 31, 2009:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)(1)
Louis Wolfin CEO & Director	100,000 180,000 65,000	$0.75 $0.75 $0.75	April 5, 2010 April 26, 2011 Feb. 27, 2013	Nil	Nil	Nil
Lisa Sharp CFO	50,000	$0.75	Sept. 22, 2014	Nil	Nil	Nil

(1) No value was attributed to unexercised options that were out of the money on December 31, 2009.

Incentive plan awards – value vested or earned during the year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to NEOs during the most recently completed financial year ended December 31, 2009:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Louis Wolfin CEO & Director	Nil	Nil	Nil
Lisa Sharp CFO	Nil	Nil	Nil

(1)	No value was attributed to unexercised vested options that were out of the money on December 31, 2009.

4)   PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

5)   TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company does not have any employment contracts with the NEOs, and there are no contractual provisions for termination of employment or change in responsibilities.

6)   DIRECTOR COMPENSATION

The following table sets forth the value of all compensation paid to the directors during the most recently completed financial year ended December 31, 2009:

Director Compensation Table

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Lloyd Andrews*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
Michael Baybak*	$3,000	NIL	NIL	NIL	NIL	NIL	$3,000
Gary Robertson*	$6,000	NIL	NIL	NIL	NIL	NIL	$6,000
David Wolfin	NIL	NIL	NIL	NIL	NIL	NIL	NIL

*	Independent & Non-Employee Directors

(1)	The methodology used to calculate the grant date fair value is the last closing price of the Company’s Listed Shares before the date of the stock option grant less the exercise price.

The Company pays its independent directors $750 per quarter.  Each independent director is also paid $250 per quarter for each committee he serves as a member.

Incentive stock options have been granted to non-employee directors of the Company to purchase an aggregate of 180,000 shares of the Company at a price of $0.75 per share exercisable on or before April 5, 2010 and September 26, 2010, of which 7,500 have been exercised; 380,000 shares of the Company at a price of $0.75 per share exercisable on or before April 26, 2011, none of which have been exercised; 140,000 shares of the Company at a price of $0.75 per share exercisable on or before February 27, 2013, none of which have been exercised; and 60,000 shares of the Company at a price of $0.81per share exercisable on or before January 14, 2015, none of which have been exercised.